EXHIBIT 99.1

Navios Maritime Acquisition Corporation Reports Financial Results for the Fourth Quarter and the Year ended December 31, 2014

MONACO — (Marketwired - Feb 11, 2015) - Navios Maritime Acquisition Corporation (NYSE: NNA)

•	Revenue

•	25.2% increase in Q4 to $72.4 million

•	30.9% increase in FY 2014 to $264.9 million

•	Adjusted EBITDA

•	26.5% increase in Q4 to $45.7 million

•	27.4% increase in FY 2014 to $156.2 million

•	Net Income

•	$27.0 million for Q4 2014; $0.17 per share

•	$13.0 million for FY 2014; $0.08 per share

•	Delivery of one VLCC and three MR2 product tankers

•	Quarterly dividend of $0.05 per share

Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), an owner and operator of tanker vessels, reported its financial results today for the fourth quarter and the year ended December 31, 2014.

Angeliki Frangou, Chairman and Chief Executive Officer of Navios Acquisition stated, “I am pleased with our results — we maintained our trajectory during the fourth quarter and grew revenue by 25.2% to $72.4 million and adjusted EBITDA by 26.5% to $45.7 million. We also declared a quarterly dividend of $0.05 per share for the quarter, resulting in a dividend yield of about 6%. We have consistently paid a dividend since acquiring our fleet. “

Angeliki Frangou continued, “We have been actively building scale since we acquired our initial fleet about four years ago. After launching Navios Midstream in November with four VLCCs, Navios Acquisition has 39 vessels, all of which are operational. The fleet is almost 80% employed for 2015, yet about 76% of our available days have exposure to market upside. “

HIGHLIGHTS — RECENT DEVELOPMENTS

Navios Maritime Midstream Partners L.P.

In conjunction with the completion of the initial public offering of Navios Maritime Midstream Partners L.P. (“Navios Midstream”) in November 2014, Navios Acquisition contributed and/or sold to Navios Midstream, all of the outstanding shares of capital stock of four of its VLCC - owning subsidiaries. Navios Acquisition recorded a gain of $23.5 million from this transaction.

Share Repurchase Authorization

The Board of Directors has authorized a share repurchase program for up to $50.0 million of Navios Acquisition’s common stock, for two years. Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. Purchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Acquisition’s discretion and without notice. The Board will review the program periodically. Repurchases will be subject to restrictions under our credit facilities and indenture.

Dividend of $0.05 per share of common stock

On February 6, 2015, the Board of Directors of Navios Acquisition declared a quarterly cash dividend for the fourth quarter of 2014 of $0.05 per share of common stock. The dividend is payable on April 2, 2015 to stockholders of record as of March 18, 2015.

Fleet Update

On November 20, 2014, Navios Acquisition took delivery of the Nave Pyxis, a 2014-built 49,998 dwt MR2 product tanker, from an unaffiliated third party, for a purchase price of approximately $31.5 million.

On December 9, 2014, Navios Acquisition took delivery of the Nave Synergy, a 2010-built 299,973 dwt VLCC, from an unaffiliated third party, for a purchase price of $75.5 million. The vessel has been chartered out to a quality counterparty for one year at a rate of $34,125 net per day.

On January 8, 2015, Navios Acquisition took delivery of the Nave Sextans, a 2015-built 49,999 dwt MR2 product tanker, from an unaffiliated third party, for a purchase price of approximately $31.5 million.

The Nave Pyxis and the Nave Sextans have been chartered out to a quality counterparty for three years at a rate of $16,294 net per day.

On February 11, 2015, Navios Acquisition took delivery of the Nave Velocity, a 2015-built, 49,999 dwt, MR2 product tanker from an unaffiliated third party, for a purchase price of $35.5 million. The Nave Velocity has been chartered out to a quality counterparty for two years at a rate of $14,319 net per day.

In February 2015, Navios Acquisition terminated the contracts for two newbuilding MR2 product tankers, with no exposure to Navios Acquisition, due to the shipyard’s inability to issue a refund guarantee.

Navios Acquisition currently owns and operates 39 vessels, of which eight are VLCCs, 27 are product tankers and four are chemical tankers.

Time Charter Coverage

As of February 10, 2015, Navios Acquisition had contracted 79.8% and 26.2% of its available days on a charter-out basis for 2015 and 2016, respectively, equivalent to $171.7 million and $71.9 million of expected revenue, respectively. The average contractual daily charter-out rate for the fleet is $16,668 and $19,221 for 2015 and 2016, respectively.

FINANCIAL HIGHLIGHTS

For the following results and the selected financial data presented herein, Navios Acquisition has compiled consolidated statement of operations for the three months and years ended December 31, 2014 and 2013. The quarterly information for 2014 and 2013 was derived from the unaudited condensed consolidated financial statements for the respective periods.

(Expressed in thousands of U.S. dollars)	Three Month Period ended December 31, 2014 (unaudited)		Three Month Period ended December 31, 2013 (unaudited)		Year ended December 31, 2014 (unaudited)		Year ended December 31, 2013 (unaudited)
Revenue	$72,357		$57,796		$264,877		$202,397
Adjusted EBITDA	$45,653	(2)	$36,102	(1)	$156,167	(2)	$122,615	(1)
Net income /(loss)	$27,010		$(53,677)		$13,047		$(58,592)
Adjusted Net income/(loss)	$10,694	(3)	$2,483	(1)	$14,886	(3)	$(2,432	)(1)
Earnings/(loss) per share (basic and diluted)	$0.17		$(0.38)		$0.08		$(0.57)
Adjusted Net income/(loss) per share (basic and diluted)	$0.07	(3)	$0.02	(1)	$0.09	(3)	$(0.03	)(1)

(1)	Adjusted EBITDA, Adjusted Net income/ (loss) and Adjusted Net income/ (loss) per share (basic and diluted) for the three months and for the year ended December 31, 2013, in this document exclude a $21.1 million loss on the sale of the Shinyo Navigator, a $34.0 million loss on bond and debt extinguishment and $1.1 million non-cash stock-based compensation expense.
(2)	Adjusted EBITDA for the three months ended December 31, 2014, in this document excludes gain on sale of vessels of $23.5 million and stock-based compensation of $0.9 million. Adjusted EBITDA for the year ended December 31, 2014, excludes a gain on sale of vessels of $22.6 million, an impairment loss of $11.7 million, stock-based compensation of $5.3 million and $1.2 million in connection with the change in fair value of other assets.
(3)	Adjusted Net income and Adjusted Net income per share (basic and diluted) for the three month period ended December 31, 2014, in this document exclude a gain on sale of vessels of $23.5, write-off of deferred financing fees and debt prepayment expenses of $6.3 million and $0.9 million for non-cash stock-based compensation expense. Adjusted Net income and Adjusted Net income per share (basic and diluted) for the year ended December 31, 2014, in this document exclude a gain on sale of vessels of $22.6 million, an impairment loss of $11.7 million, write-off of deferred financing fees and debt prepayment expenses of $6.3 million, stock-based compensation of $5.3 million and $1.2 million in connection with the change in fair value of other assets.

Adjusted EBITDA, Adjusted Net income/ (loss) and Adjusted Net income/ (loss) per share (basic and diluted) are non-GAAP financial measures and should not be used in isolation or substitution for Navios Acquisition’s results (see Exhibit II for reconciliation of Adjusted EBITDA).

Three month periods ended December 31, 2014 and 2013

Revenue for the three month period ended December 31, 2014 increased by $14.6 million or 25.2% to $72.4 million, as compared to $57.8 million for the same period in 2013. The increase was mainly attributable to the deliveries of four MR2 product tankers and six VLCCs during the period from October 1, 2013 until December 31, 2014, partially mitigated by the sale of the four VLCCs to Navios Midstream in November 2014, the sale of the Shinyo Splendor in the second quarter of 2014 and the sale of the Shinyo Navigator in December 2013. As a result, available days of the fleet increased to 3,384 days for the three month period ended December 31, 2014, as compared to 3,080 days for the three month period ended December 31, 2013 and TCE increased to $21,124 for the three month period ended December 31, 2014, from $18,155 for the three month period ended December 31, 2013.

Adjusted EBITDA for the three month period ended December 31, 2014 increased by approximately $9.6 million to $45.7 million from $36.1 million in the three month period ended December 31, 2013. The increase in Adjusted EBITDA was due to a: (a) $14.6 million increase in revenue; (b) $1.0 million decrease in time charter expenses; and (c) $1.4 million increase in equity in net earnings of affiliated companies, partially mitigated by: (i) a $2.5 million increase in management fees and a $0.2 million increase in general and administrative expenses due to the increased number of vessels delivered to Navios Acquisition’s fleet; and (ii) a $4.7 million net decrease in other income/ (expense).

Adjusted Net income for the three month period ended December 31, 2014, amounted to $10.7 million compared to a $2.5 million, for the three month period ended December 31, 2013. The increase in Adjusted Net income of approximately $8.2 million was due to: (a) an increase of approximately $9.6 million in Adjusted EBITDA; (b) a $0.4 million decrease in direct vessel expenses; (c) a $0.4 million decrease in depreciation and amortization due to the sale of the four VLCCs to Navios Midstream; and (d) a $0.2 million increase in interest income, partially mitigated by a $2.3 million increase in interest expense and finance cost, net.

Year ended December 31, 2014 and 2013

Revenue for the year ended December 31, 2014 increased by $62.5 million or 30.9% to $264.9 million, as compared to $202.4 million for the same period in 2013. The increase was mainly attributable to the deliveries of 13 MR2 product tankers, two LR1 product tankers, two chemical tankers and seven VLCCs, during the period from January 1, 2013 until December 31, 2014, partially mitigated by the sale of the four VLCCs to Navios Midstream in November 2014, the sale of the Shinyo Splendor in the second quarter of 2014 and the sale of the Shinyo Navigator in December 2013. As a result, available days of the fleet increased to 13,227 days for the year ended December 31, 2014, as compared to 9,653 days for the year ended December 31, 2013. TCE slightly decreased to $19,633 for the year ended December 31, 2014, from $20,267 for the year ended December 31, 2013.

Adjusted EBITDA for the year ended December 31, 2014 increased by approximately $33.6 million to $156.2 million from $122.6 million in the year ended December 31, 2013. The increase in Adjusted EBITDA was due to a: (a) $62.5 million increase in revenue; (b) $1.6 million decrease in time charter expenses; and (c) $2.0 million increase in equity in net earnings of affiliated companies, partially mitigated by a: (i) $24.4 million increase in management fees and a $3.4 million increase in general and administrative expenses due to the increased number of vessels in Navios Acquisition’s fleet; and (ii) a $4.7 million net decrease in other income/ (expense).

Adjusted Net income for the year ended December 31, 2014, amounted to $14.9 million, compared to $2.4 million Adjusted Net loss for the year ended December 31, 2013. The increase in Adjusted Net income by $17.3 million was due to: (a) an increase of approximately $33.6 million in Adjusted EBITDA; (b) a $1.1 million decrease in direct vessel expenses; and (c) a $0.4 million increase in interest income mitigated by a: (i) $3.8 million increase in depreciation and amortization due to the acquisition of the vessels described above; and (ii) $13.9 million increase in interest expense and finance cost, net.

Fleet Employment Profile

The following table reflects certain key indicators of the performance of Navios Acquisition and its core fleet for the three months and the years ended December 31, 2014 and 2013.

	Three month period ended December 31,		Year ended December 31,
	2014 (unaudited)	2013 (unaudited)	2014 (unaudited)	2013 (unaudited)
FLEET DATA
Available days(1)	3,384	3,080	13,227	9,653
Operating days(2)	3,373	3,075	13,193	9,618
Fleet utilization(3)	99.7%	99.8%	99.7%	99.6%
Vessels operating at period end	37	33	37	33
AVERAGE DAILY RESULTS
Time Charter Equivalent per day(4)	$21,124	$18,155	$19,633	$20,267

(1)	Available days for the fleet represent the total calendar days the vessels were in Navios Acquisition’s possession for the relevant period after subtracting off-hire days associated with scheduled repairs, drydockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days: Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization: Fleet utilization is the percentage of time that Navios Acquisition’s vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off hire for reasons other than scheduled repairs, drydockings or special surveys.
(4)	Time Charter Equivalent Rate: Time Charter Equivalent Rate is defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The Time Charter Equivalent Rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

Conference Call, Webcast and Presentation Details:

As previously announced, Navios Acquisition will host a conference call today, Wednesday, February 11, 2015 at 8:30 am ET, at which time Navios Acquisition’s senior management will provide highlights and commentary on the results of the fourth quarter and the year ended December 31, 2014.

US Dial In: +1.877.480.3873

International Dial In: +1.404.665.9927

Conference ID: 6949 6922

The conference call replay will be available shortly after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 6949 6922

The call will be simultaneously Webcast. The Webcast will be available on the Navios Acquisition website, www.navios-acquisition.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call.

A supplemental slide presentation will be available by 8:00 am ET on the day of the call.

About Navios Acquisition

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

For more information about Navios Acquisition, please visit our website: www.navios-acquisition.com.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for crude oil, product and chemical tanker vessels, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the Securities and Exchange Commission. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

EXHIBIT I

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except share data)

	December 31,	December 31,
	2014	2013
	(unaudited)	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$54,493	$82,835
Restricted cash	6,669	24,962
Accounts receivable, net	18,273	8,441
Due from related parties	1,361	—
Prepaid expenses and other current assets	8,732	4,563

Total current assets	89,528	120,801

Vessels, net	1,375,931	1,353,131
Deposits for vessels acquisitions	42,276	100,112
Deferred finance costs, net	22,330	23,246
Goodwill	1,579	1,579
Intangible assets-other than goodwill	3,300	40,171
Other long-term assets	690	5,533
Deferred dry dock and special survey costs, net	5,312	4,678
Investment in affiliates	151,966	4,750

Investment in available-for-sale securities	15,099	—
Loan receivable from affiliate	7,791	2,660

Total non-current assets	1,626,274	1,535,860

Total assets	$1,715,802	$1,656,661

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$1,599	$1,577
Dividend payable	7,967	7,220
Accrued expenses	10,261	11,985
Due to related parties, short term	18,489	2,848
Deferred revenue	1,400	7,056
Current portion of long-term debt	33,431	34,714

Total current liabilities	73,147	65,400

Long-term debt, net of current portion and premium	1,130,901	1,119,734
Due to related parties, long term	9,625	5,144
Unfavorable lease terms	2,878	3,561

Total non-current liabilities	1,143,404	1,128,439

Total liabilities	$1,216,551	$1,193,839

Commitments and contingencies	—	—
Series D Convertible Preferred stock 1,200 shares issued and outstanding with $12,000 redemption amount as of December 31, 2014 and December 31, 2013	12,000	12,000
Stockholders’ equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; 4,540 issued and outstanding as of December 31, 2014 and December 31, 2013	—	—
Common stock, $0.0001 par value; 250,000,000 shares authorized; 151,664,942 and 136,714,942 issued and outstanding as of December 31, 2014 and December 31, 2013, respectively	15	13
Additional paid-in capital	557,125	530,203
Accumulated deficit	(66,347)	(79,394)
Other comprehensive loss	(3,542)	—

Total stockholders’ equity	487,251	450,822

Total liabilities and stockholders’ equity	$1,715,802	$1,656,661

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/ (LOSS)

(Expressed in thousands of U.S. dollars– except share and per share data)

	For the Three Months Ended December 31, 2014 (unaudited)	For the Three Months Ended December 31, 2013 (unaudited)	For the Year Ended December 31, 2014 (unaudited)	For the Year Ended December 31, 2013 (unaudited)
Revenue	$72,357	$57,796	$264,877	$202,397
Time charter and voyage expenses	(882)	(1,871)	(5,187)	(6,762)
Direct vessel expenses	(397)	(786)	(1,979)	(3,096)
Management fees (entirely through related party transactions)	(24,604)	(22,060)	(95,827)	(71,392)
General and administrative expenses	(3,353)	(3,372)	(14,588)	(7,017)
Depreciation and amortization	(16,300)	(16,668)	(67,718)	(63,880)
Loss on bond and debt extinguishment	—	(33,973)	—	(33,973)
Interest income	233	43	720	315
Interest expenses and finance cost	(24,803)	(16,208)	(78,610)	(58,386)
Impairment loss	—	—	(11,690)	—
Gain/(loss) on sale of vessels	23,503	(21,098)	22,599	(21,098)
Change in fair value of other assets	—	—	(1,188)	—
Equity in net earnings of affiliated companies	1,403	—	2,000	—
Other income	148	4,621	280	4,787
Other expense	(295)	(101)	(642)	(487)

Net income/(loss)	$27,010	$(53,677)	$13,047	$(58,592)

Dividend declared on preferred shares Series B	(27)	(27)	(108)	(108)
Dividend on Series D preferred shares	(181)	(76)	(642)	(91)
Dividend declared on restricted shares	(70)	(105)	(385)	(105)
Undistributed (loss) /income attributable to Series C participating preferred shares	(1,301)	(2,907)	(541)	3,206

Net income /(loss) attributable to common shareholders	$25,431	$(50,978)	$11,371	$(55,690)

Net income /(loss) per share, basic	$0.17	$(0.38)	$0.08	$(0.57)

Weighted average number of shares, basic	150,082,329	134,614,942	147,606,448	98,085,189

Net income /(loss) per share, diluted	$0.17	$(0.38)	$0.08	$(0.57)

Weighted average number of shares, diluted	154,795,228	134,614,942	148,806,448	98,085,189

Other comprehensive loss
Unrealized holding loss on investments in- available-for- sale-securities	(3,542)	—	(3,542)	—
Other comprehensive loss	(3,542)	—	(3,542)	—

Total comprehensive income /(loss)	$23,468	$(53,677)	$9,505	$(58,592)

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Year ended December 31, 2014 (unaudited)	Year ended December 31, 2013 (unaudited)
Operating Activities
Net income/(loss)	$13,047	$(58,592)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation and amortization	67,718	63,880
Amortization and write-off of deferred finance fees and bond premium	9,111	11,615
Amortization of dry dock and special survey costs	1,979	3,096
Stock based compensation	5,254	1,089
Impairment loss	11,690	—
(Gain)/loss on sale of vessels	(22,599)	21,098
Non-cash settlement received	—	(3,446)
Change in fair value of other assets	1,188	—
Equity in earnings of affiliates	(2,000)	—
Changes in operating assets and liabilities:
(Increase)/decrease in prepaid expenses and other current assets	(5,287)	1,523
Increase in accounts receivable	(9,308)	(3,338)
Decrease/(increase) in restricted cash	642	(1,538)
Decrease/(increase) in other long term assets	3,665	(4,636)
Increase in accounts payable	254	300
Decrease in accrued expenses	(1,640)	(966)
Payments for dry dock and special survey costs	(5,726)	(242)
Increase/(decrease) in due to related parties	15,014	(62,615)
Increase in due from related parties	(1,361)	—
(Decrease)/increase in deferred revenue	(5,656)	3,405
Decrease in other long term liabilities	—	(204)

Net cash provided by/(used in) operating activities	$75,985	$(29,571)

Investing Activities
Acquisition of vessels	(362,339)	(288,906)
Deposits for vessel acquisitions	(11,881)	(24,907)
Net cash proceeds from sale of vessels and intangible assets	232,956	17,407
Investment in affiliate	—	(4,750)
Loan receivable to/from affiliate	(4,465)	(2,660)
Decrease in restricted cash	—	10,076

Net cash used in investing activities	$(145,729)	$(293,740)

Financing Activities
Loan proceeds, net of deferred finance costs and net of premium	161,932	155,550
Loan proceeds from related party, net of deferred finance cost	165,650	—
Loan repayment to related party	(169,650)	(35,000)
Loan repayments	(216,197)	(100,216)
Repayment of Senior Notes	—	(505,000)
Proceeds from issuance of ship mortgage and senior notes, net of debt issuance costs	59,598	595,420
Dividend paid	(31,871)	(19,711)
Decrease/(increase) in restricted cash	17,651	(12,337)
Payment to related party	—	(22,948)
Net proceeds from equity offerings	54,289	307,542

Net cash provided by financing activities	$41,402	$363,300

Net (decrease)/increase in cash and cash equivalents	(28,342)	39,989
Cash and cash equivalents, beginning of year	82,835	42,846

Cash and cash equivalents, end of year	$54,493	$82,835

EXHIBIT II

Reconciliation of Adjusted EBITDA to Net Cash provided by Operating

Activities

(Expressed in thousands of U.S. dollars)

	Three Month Period Ended December 31, 2014 (unaudited)	Three Month Period Ended December 31, 2013 (unaudited)	Year Ended December 31, 2014 (unaudited)	Year Ended December 31, 2013 (unaudited)
Expressed in thousands of U.S. dollars
Net cash provided by/(used in) operating activities	$217	$(14,598)	$75,985	$(29,571)
Net increase/(decrease) in operating assets	8,700	(2,959)	17,375	8,231
Net decrease/(increase) in operating liabilities	17,549	9,570	(7,972)	60,080
Net interest cost	24,570	16,165	77,890	58,071
Amortization and write- off of deferred finance fees and bond premium	(6,786)	(9,495)	(9,111)	(11,615)
Loss on bond extinguishment	—	33,973	—	33,973
Equity in net earnings of affiliates	1,403	—	2,000	—
Non– cash settlement received	—	3,446	—	3,446

Adjusted EBITDA	$45,653	$36,102	$156,167	$122,615

(1)	Three Month Period Ended December 31, 2014 (unaudited)	Three Month Period Ended December 31, 2013 (unaudited)	Year Ended December 31, 2014 (unaudited)	Year Ended December 31, 2013 (unaudited)
Net cash provided by/(used in) operating activities	$217	$(14,598)	$75,985	$(29,571)
Net cash provided by/(used in) investing activities	$120,918	$(18,161)	$(145,729)	$(293,740)
Net cash (used in)/provided by financing activities	$(131,871)	$13,986	$41,402	$363,300

Disclosure of Non-GAAP Financial Measures

Adjusted EBITDA

Adjusted EBITDA for the year ended December 31, 2014 in this document represents, net income plus interest expense and finance cost plus depreciation and amortization less interest income, unless otherwise stated and excludes certain items as described under “Financial Highlights”.

Adjusted EBITDA is presented because Navios Acquisition believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and present useful information to investors regarding Navios Acquisition’s ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Adjusted EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. While Adjusted EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

EXHIBIT III

Vessels	Type	Built/Delivery Date	DWT
Owned Vessels
Nave Constellation	Chemical Tanker	2013	45,281
Nave Universe	Chemical Tanker	2013	45,513
Nave Polaris	Chemical Tanker	2011	25,145
Nave Cosmos	Chemical Tanker	2010	25,130
Nave Velocity	MR2 Product Tanker	2015	49,999
Nave Sextans	MR2 Product Tanker	2015	49,999
Nave Pyxis	MR2 Product Tanker	2014	49,998
Nave Luminosity	MR2 Product Tanker	2014	49,999
Nave Jupiter	MR2 Product Tanker	2014	49,999
Bougainville	MR2 Product Tanker	2013	50,626
Nave Alderamin	MR2 Product Tanker	2013	49,998
Nave Bellatrix	MR2 Product Tanker	2013	49,999
Nave Capella	MR2 Product Tanker	2013	49,995
Nave Orion	MR2 Product Tanker	2013	49,999
Nave Titan	MR2 Product Tanker	2013	49,999
Nave Aquila	MR2 Product Tanker	2012	49,991
Nave Atria	MR2 Product Tanker	2012	49,992
Nave Orbit	MR2 Product Tanker	2009	50,470
Nave Equator	MR2 Product Tanker	2009	50,542
Nave Equinox	MR2 Product Tanker	2007	50,922
Nave Pulsar	MR2 Product Tanker	2007	50,922
Nave Dorado	MR2 Product Tanker	2005	47,999
Nave Lucida	MR2 Product Tanker	2005	47,999
Nave Atropos	LR1 Product Tanker	2013	74,695
Nave Rigel	LR1 Product Tanker	2013	74,673
Nave Cassiopeia	LR1 Product Tanker	2012	74,711
Nave Cetus	LR1 Product Tanker	2012	74,581
Nave Estella	LR1 Product Tanker	2012	75,000
Nave Andromeda	LR1 Product Tanker	2011	75,000
Nave Ariadne	LR1 Product Tanker	2007	74,671
Nave Cielo	LR1 Product Tanker	2007	74,671
Nave Buena Suerte	VLCC	2011	297,491
Nave Quasar	VLCC	2010	297,376
Nave Synergy	VLCC	2010	299,973
Nave Galactic	VLCC	2009	297,168
Nave Celeste	VLCC	2003	298,717
Nave Neutrino	VLCC	2003	298,287
Nave Electron	VLCC	2002	305,178
C. Dream	VLCC	2000	298,570

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